Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | April 23, 2025

Name of Registrant: Johnson & Johnson

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Johnson & Johnson (JNJ)

Resist Activist Mission Creep: Vote NO on Proposal 5

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges Johnson & Johnson shareholders to vote NO on Proposal #5, “Produce a Human Rights Impact Assessment.”

      Background

While debates over corporate human rights policies have their place, particularly among legitimate non-activist shareholders who invest for purpose of return, there’s no question that such debates are often hijacked by profoundly unrealistic activist demands that view human rights as synonymous with moving in ideological lockstep toward one side of the political aisle.

Proposal 5 is just such an example. Submitted by Mercy Investment Services, the proposal asks Johnson & Johnson to report on how it respects human rights impacts in the area of access to medicine. Yet the asks contained within evince a view of corporate human rights philosophy that values adherence to partisan dogma more than genuine human rights issues related to product access. Proposal 5 represents the kind of activist scrutiny that will not forward the best interests and drag valuable resources away from ensuring the continued success of Johnson & Johnson (and the continued healthcare access that such success demonstrably provides).

      The Claims Do Not Match the Evidence

The activists behind Proposal 5 cite elements such as the United Nations International Covenant on Economic, Social, and Cultural Rights to imply that Johnson & Johnson is somehow negligent for upholding1 healthcare access on a timeline that prioritizes the company’s fiduciary responsibilities. Yet its arguments don’t line up with its claims. The proponent maintains that “some of J&J’s actions appear to undermine its commitment to the human right to health and access to medicines,” indicating that their true problem is not with Johnson & Johnson’s actual work to ensure access to products, but with Johnson & Johnson’s actions that don’t line up with the social/political views of the proponent.

For example: the proponent asserts as evidence that “A trade association to which J&J belongs… supported a group that fought to repeal Obamacare.” The evidence provided? New York Times reporting2 indicating that “Johnson & Johnson gave $35,000 that year to the Republican Main Street Partnership, a 501(c)(4) that describes itself as a coalition of lawmakers committed to “conservative, pragmatic government,” the [Center for Political Accountability] data shows.”

1https://www.jnj.com/latest-news/4-things-to-know-about-johnson-and-johnson-2023-health-for-humanity-report

2 https://www.nytimes.com/2018/07/27/business/the-stealth-campaign-to-kill-off-obamacare.html

So the barrier to Johnson & Johnson’s human rights commitments, in the proponent’s view, is the company daring to donate to right-of-center organizations — despite the Company expressly stating3 that “we seek to support candidates who recognize the importance of medical innovation in improving lives and that a fair, market based system provides the best environment for continued innovation.” This is conflating a company’s political expenditures with its commitments to both shareholder value and fiduciary duty — a profoundly unserious position that more than justifies the Board’s opposition to it.

      Conclusion

We don’t believe that the company has to choose between human rights and creating human flourishing through the impact of its products. Activist narratives like the ones in Proposal No. 5 represent the kind of narrow either-or thinking that Johnson & Johnson has made a career out of rejecting, and epitomize the sort of non-fiduciary, unseriously-argued demands that can easily pull a company off course.

It’s laudable that the company is so vocal4 in opposing its demands — but we also urge shareholders, in the name of fiduciary focus and rejecting tangential activist ideology, to vote AGAINST proposal no. 5.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.

3 https://www.investor.jnj.com/governance/political-engagement/default.aspx

4 https://www.jnj.com/download/johnson-johnson-2025-proxy.pdf